VIA FACSIMILE TRANSMISSION - 202-772-9210
Mr. Daniel L. Gordon Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	May 15, 2007

Re:	Redwood Trust, Inc.
Form 10-K for the year ended December 31, 2006
Filed February 20, 2007
File No. 001-13759

Dear Mr. Gordon:

We are responding to your comments in your letter of May 2, 2007 with respect to the above-referenced Annual Report on Form 10-K. For your convenience, your comments are set forth below in italics before each response.

Form 10-K for the year ended December 31, 2006

Item 1A. Risk Factors page 6

We have exposure under representations and warranties…. page 10

1.
We note from your disclosure that you may be obligated to repurchase certain loans from securitization entities. Provide us with more detail regarding your obligation to repurchase loans including your obligation to repurchase loans that go into default, the time frame for this obligation (e.g., loans that go into default in the first 90 days after origination), and a description of the breaches in representations and warranties that would allow the purchaser of the loans to require the company to repurchase the loans. Please tell us whether or not you have established a reserve to account for anticipated losses reasonably estimated to occur over the life of such obligations, and if so, the amount of the reserve at December 31, 2006. Additionally, tell us the total amount of loans you have securitized that you may be required to repurchase, and tell us the dollar amount of loans you have been required to repurchase for each of the past five years, and the dollar amount of losses recognized in each of the past five years related to the loans repurchased.

May 15, 2007
Mr. Daniel L. Gordon
Page Two

We do not originate residential loans. We purchase loans from originators and transfer the mortgage loans to a securitization entity. At the time of transfer, we make certain representations and warranties concerning those loans. A breach of these representations and warranties that materially and adversely affects the value of, or the interest of the securitization entity in, a mortgage loan would obligate us to repurchase the loan from the securitization entity. The representations and warranties generally address facts and conditions in effect as of the date of transfer to the securitization entity and not future events such as future payment defaults. We obtain representations and warranties from the counterparties from which we acquire the mortgage loans that generally parallel those given to the securitization entities. Thus a breach of a representation and warranty that would obligate us to repurchase a mortgage loan from a securitization entity would give rise to an obligation of the counterparty to repurchase the loan from us. A description of the representations and warranties we provide to securitization entities is set forth in the attached Appendix.

Our agreements with counterparties from which we acquire mortgage loans usually require the counterparty to repurchase any mortgage loan that has a payment default on the first or second payment due after origination or, in some cases, after the date on which we purchase the loan from the counterparty. We assign our rights under the agreements with the counterparties to the securitization entity and thus the rights arising upon an early payment default may be exercised by the securitization entity on behalf of its investors. We do not give any independent early payment default undertakings to the securitization entities, however, so we have no exposure to those defaults.

At December 31, 2006, we did not reasonably expect to incur any mortgage loan repurchase losses over the life of the repurchase obligations described above and thus we did not establish a reserve at that date to account for repurchase losses. During the five-year period ended December 31, 2006, we were not required to repurchase any loans from securitization entities and thus incurred no losses from repurchased loans.

2.
In addition, please include in future filings an accounting policy related to your potential obligation to repurchase certain loans from securitization transactions. This policy should be included in your critical accounting policies and in the summary of significant accounting policies in your footnotes to your financial statements. Also, please provide us with your proposed disclosure in your response.

May 15, 2007
Mr. Daniel L. Gordon
Page Three

We have included the following disclosure in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which we filed on May 9, 2007, and will include similar disclosure in our future filings:

“We do not maintain a loan repurchase reserve, as any risk of loss due to loan repurchases (i.e., due to breach of representations) would normally be covered by recourse to the companies from whom we acquired the loans.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

3.
You disclose that you own $518 million in subprime investment-grade securities at year-end 2006. Please tell us the amount of defaults that you have incurred in the past two years related to subprime loans and provide us with the allowance that you have recorded as of December 31, 2006. Also, provide us with the amount of subprime loans sold in securitizations that you could be required to repurchase.

We own third party subprime investment grade securities backed by subprime loan collateral. Therefore we do not own or report under GAAP these subprime loans on our consolidated balance sheet and consequently did not provide for an allowance for loan losses as of December 31, 2006. We are affected by future losses for the entire pool of loan collateral to the extent attributable to our investment grade securities in accordance with the loss priority assigned to those securities. We have never incurred a loss on an investment grade security and therefore have not recorded any credit reserves.

We have never owned subprime loans and have sold no subprime loans in securitizations and therefore we have no subprime loans that we may be required to repurchase.

* * * *

May 15, 2007
Mr. Daniel L. Gordon
Page Four

As you have requested, this will confirm that:

•	Redwood Trust is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Redwood Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, /s/ Martin S. Hughes Martin S. Hughes Chief Financial Officer

APPENDIX

Representations by Sellers; Repurchases
In the mortgage loan purchase and sale agreement, pursuant to which the depositor will purchase the mortgage loans from the seller, the seller will make certain representations and warranties to the depositor concerning the mortgage loans. The trustee will be assigned all right, title and interest in the mortgage loan purchase and sale agreement insofar as they relate to such representations and warranties made by the seller.  The seller will be obligated to repurchase (or, within the period provided in the Agreement, to substitute a replacement mortgage loan for) any mortgage loan as to which there exists an uncured breach of certain of its representations and warranties, which breach materially and adversely affects the value of, or interest of the securityholders in, the mortgage loan.

These representations and warranties will include the following as to each mortgage loan, among others, unless otherwise specified in the prospectus supplement:

•
The information set forth in the mortgage loan schedule is true and correct in all material respects and the information provided to the rating agencies, including the loan level detail, is true and correct according to the rating agency requirements;

•
Immediately prior to the sale of the mortgage loan pursuant to the mortgage loan purchase and sale agreement, the seller was a sole owner and holder of the mortgage loan.  The mortgage loan is not assigned or pledged, and the seller has good and marketable title thereto, and has full right to transfer and sell the mortgage loan to the depositor free and clear of any encumbrance, equity, lien, pledge, charge, claim or security interest not specifically set forth in the related mortgage loan schedule and has full right and authority subject to no interest or participation of, or agreement with, any other party, to sell and assign the mortgage loan pursuant to the terms of the mortgage loan purchase and sale agreement;

•
The mortgage is a valid, existing and enforceable first lien on the mortgaged property, including all improvements on the mortgaged property, subject only to (i) the lien of current real property taxes and assessments not yet due and payable; (ii) covenants, conditions and restrictions, rights of way, easements and other matters of public record as of the date of recording that are acceptable to mortgage lending institutions generally and specifically referred to in lender’s title insurance policy delivered to the originator of the mortgage loan and that do not adversely affect the appraised value (as evidenced by an appraisal referred to in such definition) of the mortgaged property; and (iii) other matters to which like properties are commonly subject that do not materially interfere with the benefits of the security intended to be provided by the mortgage or the use, enjoyment, value or marketability of the related mortgage property.

•
As of the closing date, there is no default, breach, violation or event of acceleration existing under the mortgage or the mortgage note and no event which, with the passage of time or with notice and the expiration of any grace or cure period, would constitute a default, breach, violation or event permitting acceleration, and the seller and its affiliates have not waived any default, breach, violation or event permitting acceleration;

•
No fraud, error, omission, misrepresentation, negligence or similar occurrence with respect to the mortgage loan has taken place on the part of the seller or any originator or servicer or the mortgager or on the part of any other party involved in the origination of the mortgage loan;

•
Each mortgage loan secured by a first priority mortgage is covered by an ALTA lender’s title insurance policy acceptable to an Agency, issued by a title insurer acceptable to an Agency and qualified to do business in the jurisdiction where the mortgaged property is located;

•
All payments due on each mortgage loan have been made and no mortgage loan was delinquent months (i.e., was more than 30 days past due) more than once in the preceding 12 months and any such delinquency did not exceed one payment;

•	There are no delinquent assessments or taxes outstanding against any mortgaged property;

•	There is no offset, defense, counterclaim to any mortgage note, except as stated in the mortgage loan purchase and sale agreement;

•	Each mortgaged property is free of material damage and in good repair;

•
Each mortgage loan at the time of origination compiled in all material respects with applicable state and federal laws including truth in lending, real estate settlement procedures, consumer credit protection, equal credit opportunity and disclosure laws applicable to the mortgage loan;

•
Each mortgage loan with a loan-to-loan value ratio at origination in excess of 80% is and will be subject to a primary mortgage insurance policy, which provides coverage in an amount at least equal to that which would be required by Fannie Mae. All provisions of such mortgage insurance policy have been and are being compiled with, such policy is in full force and effect, and all premiums due there under have been paid;

•	All hazard insurance or other insurance required under the mortgage loan sale agreement has been validly issued and remains in full force and effect;

•
The mortgage note and the related mortgage are genuine and each is the legal, valid and binding obligation of the maker thereof, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization or similar laws;

•	Each mortgage loan is a “qualified mortgage” within Section 860G(a)(3) of the Code;

•	The seller has not used selection procedures that identified the mortgage loans as being less desirable or valuable other than comparable mortgage loans in the seller’s portfolio at the cut-off date;

•	None of the mortgage loans are high-cost as defined by the applicable local, state and federal predatory and abusive lending laws; and

•	Each mortgage loan at the time it was made compiled in all material respects with applicable local, state and federal predatory and abusive lending laws.

The seller may also repurchase a mortgage loan as to which there exists an uncured breach of certain representations and warranties made by the party from which the seller acquired the mortgage loan.

The servicer or the trustee will promptly notify the relevant seller of any breach of any representation or warranty made by it in respect of a loan that materially and adversely affects the interests of the securityholders in such loan. Unless otherwise specified in the prospectus supplement, if such seller cannot cure such beach within the time period specified in the prospectus supplement following notice from the servicer or the trustee, as the case may be, then such seller will be obligated to repurchase such loan from the issuing entity at a purchase price equal to 100% of the unpaid principal balance thereof as of the date of the repurchase plus accrued interest thereon to the first day of the month following the month of repurchase at the loan rate (less any advances or amount payable as related servicing compensation if the seller is the servicer) and may elect to substitute for such loan a replacement loan that satisfies the criteria specified in the prospectus supplement.

If an election is being made to treat the issuing entity as a “real estate mortgage investment conduit” or “REMIC,” the servicer, the trustee or a holder of the related residual certificate generally will be obligated to pay any prohibited transaction tax which may arise in connection with any such repurchase or substitution and the trustee must have received a satisfactory opinion of counsel that any such substitution will not cause the issuing entity to lose its status as a REMIC or otherwise subject the issuing entity to a prohibited transaction tax. This repurchase or substitution obligation will constitute the sole remedy available to holders of securities or the trustee for a breach of representation by a seller.

Neither the depositor nor the servicer will be obligated to purchase or substitute a loan if a seller defaults on its obligation to do so, and no assurance can be given that sellers will carry out their respective repurchase or substitution obligations with respect to loans.